Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

December 31, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 27, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from PGIM Rock ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


PGIM Laddered Nasdaq-100 Buffer 12 ETF

PGIM Nasdaq-100 Buffer 12 ETF – January

PGIM Nasdaq-100 Buffer 12 ETF – April

PGIM Nasdaq-100 Buffer 12 ETF – July

PGIM Nasdaq-100 Buffer 12 ETF – October


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]
